Launching: Simone Leigh (Top Sculptor | Previous Exit) - update

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Top Sculptor Returns to Platform

SIMONE LEIGH

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About This Offering

Attractive Price on Comparable Work

In 2023, a directly comparable Leigh sculpture sold for $630k at Christie's, beating house estimates. Our offering is available for $416k, a compelling entry point for this style.



109 (Face Jug Series), (2019)

Sold For $630,000

May 2023, Christie's



107 (Face Jug Series), (2019)

Available Now: $416,000

March 2026, Masterworks

Top of the Market

Simone Leigh's Ongoing Price Growth

In 2025, Leigh set a new auction record of $5.7 million at auction. Between 2017 and 2025, her record price has grown 82.2% annually.



$5.74mm

Record Price (May 2025)

82.2%

Artist Record Price Growth ('17-'25)

Documented Demand for This Style

Successful Exit in 2023

In 2023, we exited a Leigh sculpture that delivered a 15.4% total net return after a 36 day hold period. Past performance not indicative of future returns.



Simone Leigh

Masterworks 181

Total Net Return (36 Days Held)	15.4%
Initial Offering Size	$1.11M
Sold For	$1.33M
Profit From $10K Investment	$1.5K After Fees

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View offering circular below for full list of similar sales

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Simone Leigh and auction record set by Simone Leigh not included in set of similar sales to live offering. Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

"Total net return", or "MOIC", refers to the percentage change or multiple of the amount distributable in respective Class A shares net of all fees and expenses, calculated from the offering closing date to the date the sale is consummated. Masterworks has offered investments in over 500 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Auction "house" estimates are based on the condition, rarity, quality and provenance of the lot and on prices recently paid at auction for similar property. Estimates can change. Neither you, nor anyone else, may rely on any estimate as a prediction or guarantee of the actual selling price of a lot or its value for any other purposes. Estimates do not reflect the final hammer price and do not include buyer's premium, or any applicable taxes or charges or artist's resale royalty.

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